Exhibit (d)(118)

NORTHERN FUNDS

AMENDMENT NO. 1 TO SUB-ADVISORY AGREEMENT

Multi-Manager Emerging Markets Fund

This Amendment, dated of the 1st day of January, 2013, is entered into between Northern Trust Investments, Inc. and Northern Trust Company of Connecticut (formerly, Northern Trust Global Advisors, Inc. (together, the “Advisers”), and PanAgora Asset Management Inc., a Delaware corporation (“the Sub-Adviser”).

WHEREAS, the Advisers and Sub-Adviser have entered into a Sub-Advisory Agreement (the “Agreement”) dated as of November 19, 2008, as amended, pursuant to which Northern Funds (the “Trust”) has appointed the Sub-Adviser to act as a sub-adviser to the Trust for the Multi-Manager Emerging Markets Fund; and

WHEREAS, the Advisers and Sub-Adviser now wish to amend Appendix A to the Agreement to change the sub-advisory fees payable to the Sub-Adviser; and

WHEREAS, the Board of Trustees of the Multi-Manager Funds, including a majority of disinterested Trustees, has approved this Amendment at an in person meeting on November 8 and 9, 2012;

NOW THEREFORE, the parties hereto, intending to be legally bound hereby agree as follows:

1. Appendix A to the Agreement is hereby amended and restated as follows:

As full compensation for the services and expenses assumed by the Sub-Adviser pursuant to this Agreement, the Sub-Adviser shall be entitled to a fee paid by the Advisers and determined in accordance with the following provisions:

1. Sub-Adviser’s Fee. The Sub-Adviser’s fee shall be calculated monthly and will be equal to (i) the product of (a) the average of the value of the Sub-Advised Assets on each “Valuation Date” during the applicable calendar month times (b) the “Aggregate Assets Fee Rate” times (c) the total days in the applicable calendar month, divided by (ii) total days in the year. If the Sub-Adviser provides investment advisory services for less than a full calendar month, the fee will be pro-rated based on the actual number of days during the month that the Sub-Adviser provided services to the Fund. The Advisers shall pay the Sub-Adviser’s fee monthly in arrears and within 30 days after the end of the applicable calendar month.

2. Definitions.

(a) “Valuation Date” shall mean (i) the close of business on each day in each month for the Sub-Advised Assets; and (ii) the close of business on the last day of each month for the “Other Accounts.”

(b) “Other Accounts” shall mean all of the accounts and funds, other than the Sub-Advised Assets, managed by the Sub-Adviser for or on behalf of The Northern Trust Company of Connecticut and/or its affiliates that have a substantially similar investment strategy for which the Sub-Adviser is being engaged pursuant to this Agreement.

(c) “Aggregate Assets Fee Rate” shall mean the quotient of fees calculated by applying “Aggregate Assets” to the “Aggregate Assets Fee Schedule” and dividing by the “Aggregate Assets.”

(d) “Aggregate Assets Fee Schedule” shall mean the following annual fee schedule: [Material Redacted Pursuant to an Exemptive Order Issued by the U.S. Securities and Exchange Commission.]

(e) “Aggregate Assets” shall mean the value of the Sub-Advised Assets and the Other Accounts on the Valuation Date during the applicable calendar month. The values for the Sub-Advised Assets and Other Accounts shall be as reported by the applicable custodian and fund administrator.

2. Except to the extent amended hereby, the Sub-Advisory Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as amended hereby.

All signatures need not appear on the same copy of this Amendment.

THE NORTHERN TRUST COMPANY OF CONNECTICUT

By:	/s/ Patrick Herrington
Name:	Patrick Herrington
Title:	Senior Vice President

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Senior Vice President

PANAGORA ASSET MANAGEMENT INC.

By:	/s/ Louis X. Iglesias
Name:	Louis X. Iglesias
Title:	Chief Compliance Officer